Exhibit 18.1
May 30, 2012

Mr. James Keegan
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Ave.
Santa Monica, CA 90404

Dear Mr. Keegan:

Note 7 of Notes to the consolidated financial statements of Lions Gate Entertainment Corp. included in its Form 10-K for the year ended March 31, 2012 describes a change in the method of accounting related to your investment in Studio 3 Partners, LLC. The equity interests of this equity method investment previously were recorded on a one quarter lag. This reporting lag has been eliminated. We conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,
Ernst & Young LLP